QMMM Holdings Ltd.

March 25, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tony Watson
Joel Parker
Jennie Beysolow
Dietrich King

Re:	QMMM Holdings Ltd.
Registration Statement on Form F-1
Filed December 1, 2023
File No. 333-274887

Ladies and Gentlemen:

On behalf of our client, QMMM Holdings Limited, a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated December 15, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1/A (the “Registration Statement”) filed with the Commission on December 1, 2023. Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 2 to registration statement on Form F-1 (the “Amended Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you a courtesy copy of the Amended Registration Statement, marked to show changes to the Registration Statement filed with the Commission on December 1, 2023.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Amendment No.1 to Registration Statement on Form F-1

Cover page

1. We note your revised disclosure in response to prior comment 2 and reissue in part. Please revise to quantify the “amount due to ManyMany Creation by the holding company for the payment of certain expenses including expenses for this offering,” and provide cross- references to the consolidated financial statements. Additionally, on the cover page provide a cross-reference to the related disclosure in the summary risk factors.

Response: We have revised disclosure on cover page and page 4 to state that there has been no cash flows and transfers of assets between the holding company and its subsidiaries other than amount due to ManyMany Creation by the holding company for the payment of certain expenses, including expenses for this offering for $1,219,447 which shown in related party transactions and salaries of executive officers of the Company for $181,787 as of end of the fiscal year 2023. We also provided cross- references to the consolidated financial statements and a cross-reference to the related disclosure in the summary risk factors on the cover page.

Prospectus Summary

Our Growth Strategy, page 3

2. We note your revised disclosure in response to prior comment 3. Please revise to provide disclosure in the prospectus summary section, as you do on page 26, about the requisite permissions or approvals received or denied; and the consequences to you, investors, and your subsidiaries. Provide the basis for these conclusions and, if applicable, name and file as an exhibit a consent of counsel.

Response: We have revised to provide disclosure on page 3 about the requisite permissions or approvals received or denied; and the consequences to us, investors, and our subsidiaries as we did on page 26. We also provided such conclusion is based upon advice by our Hong Kong counsel, Stevenson, Wong & Co. and will file a consent of the counsel as an exhibit.

Capitalization, page 38

3. We note your response to prior comment 5. The $7.1 million net proceeds from the offering used to adjust additional paid in capital is not consistent with the $1.4 million total expenses related to the offering excluding underwriting discounts noted on page 107. Please clarify or revise. This comment also applies to your disclosure under Use of Proceeds on page 37.

Response: We have revised expenses relating to this offering on page 103, net proceeds from the offering on page 38, capitalization on page 39 and dilution on page 40.

4. We note your response to prior comment 6. Please remove your disclosure of the amounts related to “if the underwriter exercises in full their over-allotment option,” or explain to us why you consider this transaction probable of occurring. This comment also applies to your disclosure under Dilution on page 40.

Response: We have removed our disclosure of the amounts related to “if the underwriter exercises in full their over-allotment option” on page 39 and page 41.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel Jeffrey Li at Jeffrey.li@fisherbroyles.com or by telephone at (703) 618-2503.

Very truly yours,

/s/ Bun Kwai
Bun Kwai, Chief Executive Officer

Enclosures

cc:	Jeffrey Li
FisherBroyles, LLP

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